Exhibit 3.1

Articles of Incorporation
For
LOCATE TECHNOLOGIES INC.

Classes of Shares:	UNLIMITED COMMON SHARES
Restrictions of Share Transfers:	SEE SCHEDULE "A" ATTACHED
Number of Directors:
Minimum Number of Directors:	1
Maximum Number of Directors:	20
Restrictions on Business To:	NONE
Restrictions on Business From:	NONE
Other Rules or Provisions:	NONE

Registration Authorized By:	KIMBERLY D. SILVERBERG
SOLICITOR

SCHEDULE "A" TO THE ARTICLES OF INCORPORATION OF
LOCATE TECHNOLOGIES INC.

Every transfer of shares is subject to the approval of a majority of the Board of Directors, which approval may be withheld for any reason and if withheld, no transfer is of any force and effect or is binding upon the Corporation. The shares of the Corporation will be subject to a lien for any indebtedness owed by the holder thereof to the Corporation.